GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY OF NEW YORK
50 Main Street
White Plains, NY 10606

December 23, 2015

Via Edgar Correspondence

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Great-West Life & Annuity Insurance Company of New York (“Company”)
Pre-Effective Amendment No. 3 to Registration Statement on Form N-4
File No. 333-203854

Commissioners:

The Company and GWFS Equities, Inc. (“Underwriter”), as principal underwriter of the Contracts that are the subject to the above-referenced Registration Statement, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement effective on December 30, 2015 or as soon as practicable prior to that date.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Sincerely,

Great-West Life & Annuity Insurance Company of New York
By:
/s/ Beverly A. Byrne
Beverly A. Byrne
Deputy General Counsel and Chief Compliance Officer

GWFS Equities, Inc.
By:
/s/ Teresa L. Luiz
Teresa L. Luiz
Compliance Officer

cc:    Patrick F. Scott
Division of Investment Management, Disclosure Review Office No. 3